Exhibit 3.1r

P09000164429

Florida Department of State
Division of Corporations
Electronic Filing Cover Sheet

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(((H19000034819 3)))

H190000348193ABC2

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To:
Division of Corporations
Fax Number : (850)617-6380

From:
Account Name : LEGAL & COMPLIANCE, LLC
Account Number : I20140000006
Phone : (561)514-0936
Fax Number : (561)514-0832

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RECEIVED 2019 JAN 29 AM 8:03 SECRETARY OF STATE TALLAHASSEE, FL

COR AMND/RESTATE/CORRECT OR O/D RESIGN

RECALL STUDIOS, INC.

Certificate of Status	0
Certified Copy	0
Page Count	01
Estimated Charge	$35.00

FILED 2019 JAN 29 AM 10:27 SECRETARY OF STATE TALLAHASSEE, FL

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C. GOLDEN
JAN 30 2019

(((H19000034819 3)))

FILED

2019 JAN 29 AM 10: 27

... OF STATE ... FL

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF RECALL STUDIOS, INC.

Pursuant to Section 607.1006 of the Florida Business Corporation Act, Recall Studios, Inc., a Florida corporation (the "Corporation"), hereby amends ("Articles of Amendment") its articles of incorporation, as amended ("Articles"), as follows:

A. "Article I – NAME" is hereby replaced in its entirety to read as follows:

"Article I – NAME

The name of the Corporation is "Pulse Evolution Group, Inc."

B. Reverse Stock Split. Upon the Effective Time (as defined below) of these Articles of Amendment, each one (1) share of the Corporation's common stock, par value $0.0001 per share ("Common Stock") issued and outstanding immediately prior to the Effective Time will be and hereby is automatically reclassified and changed (without any further act) into 1/30th of a validly issued, fully-paid and non-assessable share of Common Stock, without increasing or decreasing the par value thereof, provided that no fractional shares shall be issued in respect of any shares of Common Stock held by any holder, and that, instead of issuing such fractional shares, the Corporation shall round up any partial shares to the next highest whole share.

C. Increase in Authorized Capital Stock. Immediately after the reverse stock split referenced above is effective, Article V of the Articles is hereby amended and restated in its entirety to read as follows:

Article V – CAPITAL STOCK

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be (i) 400 hundred million (400,000,000) shares of common stock, par value $0.0001 per share (the "Common Stock"), and (ii) fifty million (50,000,000) shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"), the rights and preferences of which may be determined by the Board of Directors.

D. Authority to Amend. These amendment of the Articles of Incorporation have been duly adopted by the unanimous written consent of the Corporation's board of directors as of November 30, 2018 in accordance with the provisions of Section 607.0821 of the Florida Business Corporation Act, and have been duly approved by the shareholders of the Corporation on November 30, 2018, and the number of votes cast for the amendments by the shareholders was sufficient for approval.

E. Effective Time. The foregoing amendments of the Articles of Incorporation shall become effective on the later of (a) the date on which Financial Industry Regulatory Authority approves the Corporation's name change, reverse stock split and increase in authorized capital stock, and (b) February 15, 2019.

IN WITNESS WHEREOF, the undersigned has executed these amendments to the Articles of Incorporation as of January 29, 2019.

Recall Studios, Inc.

By: ____________________

Name: John Textor

Title: Chief Executive Officer